
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

February 1, 2023


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In the Matter of

Saddle Ranch Media, Inc.   **ORDER DECLARING OFFERING**
19200 Von Karman Ave., Ste 400   **STATEMENT ABANDONED UNDER THE**
Irvine, California 92612   **SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-11647

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Saddle Ranch Media, Inc. filed with the Commission post-qualification amendments to an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The post-qualification amendments have been on file for more than nine months and have not yet been qualified.

In view of the foregoing, it is ORDERED that the post-qualification amendments be declared abandoned on February 1, 2023.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief